Exhibit D-2

                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                            Harrisburg, PA 17105-3265



Public Meeting held December 15, 1993


Commissioners Present:

         David W. Rolka, Chairman
         Joseph Rhodes, Jr., Vice Chairman
         John M. Quain
         Lisa Crutchfield
         John Hanger

Affiliated Interest Agreement Between                         Docket No.
Metropolitan Edison Company, Pennsylvania                     G-00930355
Electric Company, Jersey Central Power & Light
Company, GPU Service Corporation and GPU
Nuclear Corporation



OPINION AND ORDER

BY THE COMMISSION:

         On September 30, 1993, an Affiliated Interest Agreement ("Agreement") between Metropolitan Edison Company ("Met-Ed"), Pennsylvania Electric Company ("Penelec"), Jersey Central Power & Light Company ("JCP&L"), GPU Service Corporation ("GPUSC") and GPU Nuclear Corporation ("GPUNC") was filed to become effective October 30, 1993, setting forth the terms and conditions whereby GPUSC and GPUNC would furnish management, supervisory and engineering services to Met-Ed, Penelec and JCP&L ("GPU System Companies"). On October 28, 1993, the Commission extended the period for consideration of this Agreement to December 31, 1993.

The Agreement is filed in accordance with the requirements of Section 2102 (b) of the Public Utility Code, 66 Pa. C.S. Section 2102(b).

         This Agreement is an update of an Agreement which was approved in an Order entered October 1, 1982 at Docket No. G-820167. The proposed Agreement reflects the GPU System Companies understanding and agreement with respect to additional goods and services.

Examples  of  additional  goods  are  electric  generating,   other  production,
transmission, distribution, office, administrative


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and  general  plant  materials,   supplies  and  equipment  not  "in  place"  or
"installed". With respect to services, examples include, but are not limited to,
reprographic  services,   restoration,   maintenance  and  repair  services  for
generation,  transmission and  distribution  facilities,  remittance  processing
services,   treasury  services,   accounts  payable  services,  use  of  office,
warehouse, storage and other space and facilities, data processing and other computer services and legal services.

         Consideration for the transfer of goods and services among the GPU System Companies will be at cost. The transfer of goods and services will not result in any interruption or curtailment of existing services to the public, nor will they result in any adverse impact on the rates for service to Met-Ed and Penelec customers.

         The Commission has examined the Application and has determined that the Contract appears to be reasonable and consistent with the public interest; however, approval of the Agreement does not preclude the Commission from investigating during any formal proceeding, the reasonableness of charges incurred under the Agreement; THEREFORE,

         IT IS ORDERED:

         1. That the Affiliated Interest Agreement between Met-Ed, Penelec, JCP&L, GPUSC and GPUNC be and hereby is approved.

         2. That approval does not preclude the Commission from investigating during any formal proceeding the reasonableness of charges incurred under the Agreement.

                                                     BY THE COMMISSION



                                                     John G. Alford,
                                                     Secretary

(SEAL)

ORDER ADOPTED:  December 15, 1993

ORDER ENTERED:  Dec. 17, 1993






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